SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

September 28, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

September 28, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo

Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement on the Setting of a Record Date to Convene an Extraordinary General Meeting of Shareholders

LINE Corporation (hereinafter, the “Company”) hereby announces that, at the board of directors meeting held on September 28, 2020, the Company resolved to set the record date that will be required should the extraordinary general meeting of shareholders (hereinafter, the “Extraordinary General Meeting”) scheduled for December 2020 be convened. The details are as follows.

1.	Record Date for the Extraordinary General Meeting

As per the below, in order to determine the shareholders who will be entitled to exercise voting rights at the Extraordinary General Meeting, the Company has resolved to set Thursday, October 15, 2020 as the record date. The shareholders entitled to exercise voting rights at the Extraordinary General Meeting shall be those listed or recorded in the shareholder register as of the end of the day on the record date.

(1)	Record date: Thursday, October 15, 2020

(2)	Date of public notice: Wednesday, September 30, 2020

(3)	Method of public notice: Electronic public notice published on the Company’s official website:

https://linecorp.com/en/ir/publicnotice/

2.	Date and Agenda of Extraordinary General Meeting

As was announced in the press release entitled “Announcement of Opinion Regarding the Joint Tender Offer for the Shares of LINE Corporation by SoftBank Corp. and NAVER J. Hub Corporation, a Wholly-Owned Subsidiary of NAVER Corporation, the Controlling Shareholder of LINE Corporation” on August 3, 2020, and due to the fact that the tender offers launched jointly on August 4, 2020 by SoftBank Corp. (CEO and Representative Director: Ken Miyauchi) (“SoftBank”) and NAVER J. Hub Corporation (“NAVER J. Hub,” and together with NAVER Corporation, the “NAVER Parties,” and SoftBank and NAVER J. Hub being collectively referred to as the “Purchasers”), a wholly-owned subsidiary of NAVER Corporation (President and CEO: Seong-sook Han) (“NAVER”), the controlling shareholder of the Company, consisting of (i) a tender offer in Japan pursuant to the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to acquire all outstanding shares of common stock of the Company (the “Common Shares”), the Share Options (Note 1), the Convertible Bonds (Note 2) and American depositary shares that are registered and issued by JP Morgan Chase Bank, N.A. in the United States (meaning the United States of America; the same applies hereinafter) and listed on the New York Stock Exchange, each representing the title to one Common Share deposited with Mizuho Bank, Ltd., which is the custodian bank of the underlying shares (the “ADSs,” and together with the Common Shares, the Share Options and the Convertible Bonds, collectively referred to as the “Company Target Securities”) (excluding the Company Target Securities owned by NAVER and the shares held in treasury by the Company) (the “Japan Offer”), and (ii) a tender offer in the United States pursuant to the U.S. Securities Exchange Act of 1934 (as amended from time to time) to acquire the Common Shares owned by residents of the United States and the ADSs (the “U.S. Offer,” and together with the Japan Offer, the “Offers”), did not result in the acquisition by the Purchasers of all of the Company Target Securities (excluding Company Target Securities owned by NAVER or held in treasury by the Company), NAVER and the Purchasers plan to request that the Company hold an Extraordinary General Meeting to implement a share consolidation of the Common Shares (the “Share Consolidation”) in order to make NAVER and the Purchasers the only shareholders of the Company, and to make a partial amendment to the Company’s articles of incorporation, which shall be subject to the Share Consolidation taking effect, to delete provisions regarding the number of shares constituting one unit.

In the event that NAVER and the Purchasers make the aforementioned request, the Company plans to place on the agenda for the Extraordinary General Meeting proposals to conduct the Share Consolidation and, subject to the Share Consolidation taking effect, to partially amend the Company’s articles of incorporation to delete provisions regarding the number of shares constituting one unit.

Information regarding the date of the Extraordinary General Meeting, the venue and the proposals on the agenda, and other details will be announced once these details have been decided at a future meeting of the Company’s board of directors.

Note 1:

“Share Options” collectively refers to the share options issued based on the resolution of the board of directors meeting of the Company held on December 11, 2013 (the 4th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on December 11, 2013 (the 5th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on February 5, 2014 (the 7th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on February 5, 2014 (the 8th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on August 1, 2014 (the 10th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on August 1, 2014 (the 11th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on September 30, 2014 (the 13th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on September 30, 2014 (the 14th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 16th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 17th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 18th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on January 30, 2015 (the 19th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on June 26, 2017 (the 20th Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 (the 22nd Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 (the 23rd Series Share Options), share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 (the 24th Series Share Options), and share options issued based on the resolution of the board of directors meeting of the Company held on July 9, 2019 and March 30, 2020 (the 25th Series Share Options).

Note 2:

“Convertible Bonds” collectively refers to the Euroyen convertible bonds due 2023, issued pursuant to the resolution of the board of directors meeting of the Company held on September 4, 2018, and the Euroyen convertible bonds due 2025, issued pursuant to the resolution of the board of directors meeting of the Company held on September 4, 2018.

Additional Information for U.S. Investors

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank and the NAVER Parties (including any amendments thereto to be filed in the future) are available free of charge on the SEC’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the Company Target Securities are advised to read these documents as they contain important information about the business integration between Z Holdings Corporation (President and Representative Director: Kentaro Kawabe) (“ZHD”) and the Company (the “Business Integration”).

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, ZHD’s and the Company’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and the Company, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor the Company intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, the Company or the Business Integration include, but are not limited to, those relating to:

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and the Company’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and the Company’s businesses, including in the Company’s case those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as those detailed in the tender offer materials that have been filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that has been filed by the Company, and the Transaction Statement that has been filed, all in connection with the Offers or the Business Integration.